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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   REPORT ON FORM 6-K DATED NOVEMBER 27, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: November 27, 2009
                                      By:  /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Strategic Communications
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                    ANNOUNCES DECLARATION OF A CASH DIVIDEND

     KIBBUTZ SHAMIR, ISRAEL, NOVEMBER 27, 2009 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, announced today that its board of directors had declared a dividend distribution in an aggregate amount of US$ 10 million (approximately NIS 37.62 million based on the November 25, 2009 representative rate of exchange), or approximately US$ 0.609 (approximately NIS
2.3 based on the November 25, 2009 representative rate of exchange) per ordinary share based on the number of outstanding shares of Shamir as of the date hereof.

     The dividend will be payable on or about December 21, 2009, to shareholders of record as of the close of business on December 7, 2009.

     The dividend will be paid to Shamir shareholders in US Dollars, except for holders of Shamir shares traded on Tel-Aviv Stock Exchange (I.E., shares registered in the name of the nominee company of Bank Hapoalim Ltd.), who will be paid in NIS according to the representative rate of exchange published by the
Bank of Israel on December 18, 2009.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM) and Shamir Autograph(TM).
Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point
Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.